

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

Curtis Allen
Chief Financial Officer
Phoenix Capital Group Holdings, LLC
4643 South Ulster Street, Suite 1510
Denver, CO 80237

> **Re: Phoenix Capital Group Holdings, LLC**
> **Post-Qualification Amendment No. 5 to Form 1-A**
> **Filed September 6, 2023**
> **File No. 024-11723**

Dear Curtis Allen:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 5 to Form 1-A filed September 6, 2023

Use of Proceeds, page 23

1. We note your response to prior comment 2 and reissue this comment in part. Please revise your use of proceeds disclosure to provide the anticipated amount of the intended additional contribution to PhoenixOp, and whether all or some of the contribution will be made from the proceeds of this offering and/or proceeds of the loan to be provided by Phoenix Capital Group Holdings I. Refer to Instruction 5 to Item 6.

General

2. We note your response to prior comment 4 and reissue in part. There appear to be discrepancies between the amount of outstanding Regulation D debt obligations disclosed in this filing and the offering statement on Form 1-A that was filed by Phoenix Capital

Group Holdings I, LLC. Please revise or advise. In addition, please consider revising to include the table setting forth the Company's outstanding unsecured debt obligations in the Form 1-A filed by Phoenix Capital Group Holdings I, LLC.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Rhys James, Esq.